ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L.233 /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

July 23, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Report on exploration wells result, G4/43 Project

Reference is made to PTTEP International Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP) which has 15% participation interest in G4/43 project located in the Gulf of Thailand, and Chevron Offshore (Thailand) Ltd. as the Operator with 85% participation interest.

The Company wishes to announce the results of the first 2 exploration wells as follows:

1. Lanta 1 was drilled to a measured depth of 10,358 feet and discovered 280 feet of oil and gas pay.
2. Lanta 2 was drilled to a measured depth of 10,040 feet and discovered 194 feet of oil and gas pay.

The discovery is the initial success in proving petroleum potential of Block G4/43. The Company plans to conduct 3D seismic survey and drill 2 more exploration wells in 2005.

Yours sincerely,

Maroot Mrigadat
President